Appendix IV

                             [OBJECT OMITTED]

November 10, 2004

Executive Committee of the Board of Directors
Exide Technologies
3150 Brunswick Pike, Suite 230
Lawrenceville, NJ 08648

Attn: Eugene I. Davis
      Michael P. Ressner

Dear Sirs:

As reflected in Sandell Asset Management Corp.'s ("Sandell") 13D filed on November 8, 2004, Sandell and the private investment funds advised by Sandell are the beneficial owners of 1,799,218 shares of common stock of Exide Technologies ("Exide" or the "Company"), representing approximately 7.5% of the Company's outstanding shares. We would like to arrange a meeting with the Executive Committee of Exide's Board of Directors to discuss various topics that we believe will enhance shareholder value.

One specific topic that we would appreciate an opportunity to discuss at this meeting is the size and composition of Exide's Board of Directors. We believe that the Board will benefit from the addition of individuals who have strong operational and management experience, a proven track record of execution on strategic initiatives, as well as a clear focus on driving shareholder value.

While we are pursuing these alternatives solely on behalf of Sandell, we expect that, in light of the Company's performance since emerging from bankruptcy, other significant shareholders will be supportive of our efforts. We intend to work constructively with the Executive Committee and the other members of the Board of Directors towards our common goal, which is to maximize the value of the Company in the long term.

Please contact Arif Gangat at (212) 603-5717 at your earliest convenience.

Sincerely,



/s/ James Cacioppo
James Cacioppo
President
Sandell Asset Management Corp.


Cc:
---
John P. Reilly, Chairman of the Board of Directors (via overnight courier) Craig H. Mulhauser, President and CEO (via fax and overnight courier) Scott McCarty, Director (via overnight courier)
Phillip Martineau, Director (via overnight courier)
Michael R. D'Appolonia, Director (via overnight courier)
Arif Gangat, Sandell Asset Management Corp.
Michael Fischer, Sandell Asset Management Corp.